July 28, 2011	Jonathan M. Grandon, Esq.
312-845-1200
312-845-5500 fax
jonathan.grandon@ropesgray.com

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Immucor, Inc.
Schedule TO filed July 15, 2011
SEC File No. 005-37473

Dear Mr. Orlic,

On behalf of each of IVD Acquisition Corporation, a Georgia corporation (“Purchaser”), IVD Holdings Inc., a Delaware corporation (“Parent”), and TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor” and, together with Purchaser and Parent, the “Filing Persons”), we are writing in response to the comment letter, dated July 26, 2011 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Purchaser’s above-referenced Schedule TO, filed with the Commission on July 15, 2011, as amended by Amendment No. 1 filed with the Commission on July 18, 2011, by Amendment No. 2 filed with the Commission on July 19, 2011, by Amendment No. 3 filed with the Commission on July 21, 2011, and by Amendment No. 4 filed with the Commission on July 25, 2011 (as the same may be amended or supplemented, the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Filing Persons. Page numbers and other similar references used in the Staff’s comments and our responses below refer to the original Schedule TO, unless otherwise noted. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on July 15, 2011 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to

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Purchase”). In addition, Amendment No. 5 to the Schedule TO is being filed by the Filing Persons today with the Commission by electronic transmission.

Response to Staff Comments

General

1.	Please ensure that your next amendment, and all subsequent amendments, are executed by all filing persons.

Response:

The Filing Persons acknowledge the Staff’s comment and, accordingly, will ensure that the next amendment, and all subsequent amendments, are executed by Purchaser, Parent and Sponsor.

2.	Please file all financing documents as exhibits to your Schedule TO. See Item 1016(b) of Regulation M-A.

Response:

The Filing Persons acknowledge the Staff’s comment and, in response, have filed the Equity Commitment Letter as Exhibit

(b)(1) to the Schedule TO, the Guaranty as Exhibit (b)(2) to the Schedule TO and the Debt Commitment Letter as Exhibit (b)(3) to the Schedule TO.

The Filing Persons have amended and supplemented the text on page 18 of the Offer to Purchase by adding the below paragraph as the fourth paragraph in Section 9 — “Source and Amount of Funds — Equity Financing”:

“This summary of the Equity Commitment Letter and the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter and the Limited Guaranty, respectively, copies of which are filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and Exhibit (b)(2) to the Schedule TO filed with the SEC, respectively, which are incorporated by reference herein.”

The Filing Persons have amended and supplemented the text on page 20 of the Offer to Purchase by adding the below paragraph as the eleventh paragraph in Section 9 — “Source and Amount of Funds — Debt Financing”:

“This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Debt Commitment Letter, dated as of July 18, 2011, from Citi, JPMCB, JPMS, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., and Royal Bank of Canada to Purchaser (the “Amended and

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Restated Debt Commitment Letter”), a copy of which is filed as Exhibit (b)(3) to the Schedule TO filed with the SEC, which is incorporated by reference herein. The Amended and Restated Debt Commitment Letter amended the original Debt Commitment Letter to add additional Debt Commitment Parties.”

The Filing Persons have amended and supplemented the text on page 49 of the Offer to Purchase by adding the below paragraph as the fifth paragraph in Section 11 — “The Merger Agreement; Other Agreements — Guaranty”:

“This summary of the Guaranty does not purport to be complete and is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (b)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.”

Financial Projections, page 12

3.	We note that you have included non-GAAP financial measures in this section. Please provide the additional disclosure required by Rule 100(a) of Regulation G, or advise as to why you believe that this is not required.

Response:

As noted on page 12 of the Offer to Purchase, the disclosed projected financial information was provided to Parent, Purchaser and Sponsor as part of their due diligence process. The Filing Persons acknowledge the information may be deemed to be material information that was not, at the time of disclosure to the Filing Persons, available to the public. However, in providing the projected financial information to Parent, Purchaser and Sponsor, Immucor did not include a reconciliation of non-GAAP financial measures. The Filing Persons therefore did not have the information necessary to provide such reconciliation in their disclosure in the original filing of the Schedule TO.

However, since the Filing Persons filed the original Schedule TO, Immucor has disclosed a reconciliation of non-GAAP financial measures.

Accordingly, the Filing Persons have amended and supplemented the text on page 13 of the Offer to Purchase by adding the below sentences to the end of the fourth paragraph of Section 7 — “Certain Information Concerning Immucor — Financial Projections”:

“A reconciliation of EBIT and EBITDA to the most directly comparable GAAP measure (Net Income), prepared by Immucor management, is provided below. Notwithstanding anything to the contrary herein, such reconciliation was not made available to Parent, Purchaser and Sponsor in connection with their due diligence review of Immucor and was provided to Parent, Purchaser and Sponsor after commencement of the Offer.”

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Additionally, the Filing Persons have amended and supplemented the text on page 14 of the Offer to Purchase by inserting the following table immediately following the table titled “Consolidated Income Statement Information”:

Non-GAAP to GAAP Reconciliation

	FY2012E	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions)
Net Income	$83.8	$91.1	$102.9	$116.4	$126.6
Taxes	45.0	48.8	55.2	62.4	67.9
Income Before Taxes	128.8	139.9	158.1	178.8	194.6

Interest Income	(0.8)	(1.8)	(6.5)	(15.6)	(18.7)
EBIT	128.0	138.1	151.6	163.2	175.9

Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
EBITDA	147.1	159.1	174.6	188.2	203.0

Representations and Warranties, page 30

4.	We note your statements that the merger agreement has been provided solely to inform security holders of its terms and is not intended to provide any other factual information about Immucor; that the assertions embodied in the representations and warranties contained in the merger agreement were made solely for purposes of the merger agreement; and that security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Immucor, Parent or Purchaser or any of their respective subsidiaries or affiliates. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

The Filing Persons acknowledge the Staff’s comment, and accordingly, have amended and supplemented the text on page 30 of the Offer to Purchase in the first paragraph of Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Representations and Warranties” as marked below:

“The Merger Agreement~~, which has been provided solely to inform Immucor’s shareholders of its terms and is not intended to provide any other factual information about Immucor,~~ contains various representations and warranties made by Immucor to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Immucor. The assertions embodied in the representations and warranties contained in the Merger Agreement

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were made ~~solely for purposes of the Merger Agreement and~~ as of specific dates, were the product of negotiations among Immucor, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Immucor, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Immucor, Parent and Purchaser that may be different from those which are applicable to Immucor’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement~~, which subsequent information may or may not be fully reflected in Immucor’s or Purchaser’s public disclosures~~. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Immucor, Parent or Purchaser, and should not be relied upon as disclosure about Immucor, Parent or Purchaser without consideration of the foregoing in this paragraph and the entirety of public disclosure of Immucor, Parent or Purchaser as set forth in their respective public reports filed with the SEC.~~. Except for the rights of Immucor’s shareholders to receive the Offer Price and/or the Per Share Merger Consideration, as applicable, and for the rights of the holders of Options, the Restricted Stock Awards, and the Restricted Stock Units to receive the consideration specified in the Merger Agreement at the Acceleration Time, in each case in accordance with the terms of the Merger Agreement, shareholders and holders of Options, the Restricted Stock Awards and the Restricted Stock Units are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Immucor, Parent or Purchaser or any of their respective subsidiaries or affiliates.~~”

Short-Form Merger, page 50

5.	You state that you could seek to purchase additional shares of common stock in the open market or otherwise in order to reach the 90% threshold and effect a short-form merger, and that the consideration per share paid for any shares so acquired may be greater or less than that paid in the offer. Please disclose the implications of this course of action under Rule 13e-3, given that the price per share paid in these transactions may be less than that paid in the offer, and that purchases may be made using undisclosed methods. See Rule 13e-3(g)(1).

Response:

The Filing Persons acknowledge the Staff’s comment and, accordingly, have deleted the last two sentences of the text on page 50 of the Offer to Purchase in Section 12 — “Purpose of the Offer; Plans for Immucor — Short-Form Merger.”

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Certain Conditions of the Offer, page 52

6.	We note that the while you have received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to SEC Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Response:

The Filing Persons acknowledge the Staff’s view that the offeror’s ability to obtain financing is uncertain. As disclosed in the Offer to Purchase in Section 9 — “Source and Amount of Funds”, the Debt Commitment Letter, as now filed with the Commission, has limited conditionality, and such limited conditionality corresponds with the conditions to the Purchaser’s obligations under the Merger Agreement. The Filing Persons consider the Debt Commitment Letter to be enforceable by Parent in accordance with its terms against the Debt Commitment Parties and, consequently, if the conditions to the Purchaser’s obligations have been satisfied, the Filing Persons believe that the only circumstance under which the Debt Financing will not be obtained will be in the event of a breach by the Debt Commitment Parties.

In light of the foregoing, the Filing Persons consider the Offer to be fully financed and expect the Debt Financing to be funded as required under the Debt Commitment Letter. If this funding does not occur, the Filing Persons acknowledge that a material change will have occurred, and will promptly disclose this material change. However, if the funding occurs as expected, the Filing Persons respectfully submit that no change to the information previously disclosed to the shareholders will have occurred, and thus it would not be possible to disseminate notice of a change to the shareholders. The Filing Persons respectfully submit that the financing condition, which by its terms requires that the funding be available at closing, can only be satisfied substantially simultaneously with the closing of the Offer. The financing condition is therefore analogous to certain other conditions of the Offer, including the conditions relating to the lack of a temporary restraining order or injunction prohibiting consummation of the Offer, the bring-down of Immucor’s representations, warranties or covenants, the absence of a Company Material Adverse Effect, the satisfaction of the Minimum Tender Condition and the lawful exercise of the Top-Up Option, each of which are not capable of being satisfied until the closing of the Offer.

In addition, the Filing Persons would like to promptly pay cash consideration for the tendered Immucor shares upon the consummation of the Offer. Requiring that the Offer be

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extended five business days in order to give shareholders notice of the funding of the Debt Financing would require that the funding be placed into an escrow account pending consummation. Funding the Debt Financing into escrow may have a material adverse effect on the Filing Persons’ tax position, and would be to the detriment of Immucor shareholders, who would only receive their cash consideration at a later date (subject to the continued satisfaction of the conditions to the Offer), or, if a Company Material Adverse Effect occurs or the transaction otherwise becomes terminable during that five business day period, the benefits of the transaction could be lost to the shareholders.

7.	We note that funding of the Equity Financing is subject to substantially simultaneous consummation of the merger, funding of the Debt Financing is subject to substantially simultaneous funding of the Equity Financing, and funding of the Debt Financing is a condition of the offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Given your disclosure that the merger will occur following consummation of the offer, and subject to the satisfaction or waiver of certain conditions, including the acquisition of certain approvals, please revise your disclosure accordingly.

Response:

The Filing Persons acknowledge the Staff’s comment, but respectfully submit that the Filing Persons’ disclosures are accurate and do not require revision for the reasons described below.

As disclosed on page 26 of the Offer to Purchase, if the Offer is consummated and after such consummation the Purchaser does not own at least one more Share than 90% of the outstanding Shares on a fully-diluted basis, the Purchaser must exercise the Top-Up Option “on the Offer Closing Date” so that it can effect a short-form Merger. As disclosed on page 50 of the Offer to Purchase, if the Offer is consummated, the Merger will be consummated “on the date of, and immediately following” the consummation of the Offer. As a result, if the Offer is consummated, the consummation of the Offer, the exercise of the Top-Up Option, if any, and the consummation of the Merger will occur in that order, as applicable, and substantially simultaneously.

Also, as disclosed on page 52 of the Offer to Purchase, consummation of the Offer is conditioned upon funding of the Debt Financing, and as disclosed on page 19 of the Offer to Purchase, it is a condition to the funding of the Debt Financing that the consummation of the Merger must occur “substantially concurrently” with the initial funding of the Debt Financing. As a result, the Debt Financing must be funded immediately prior to the substantially simultaneous consummation of the Offer, exercise of the Top-Up Option, if any, and consummation of the Merger. Further, as disclosed on page 18 of the Offer to Purchase, the Equity Financing is conditioned upon the “substantially simultaneous consummation of the Merger” and, as a result, the Equity Financing will be funded immediately prior to the

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consummation of the Merger, which will occur substantially simultaneously with the consummation of the Offer and the exercise of the Top-Up Option, if any. Since the consummation of the Offer, the exercise of the Top-Up Option, if any, and the consummation of the Merger will occur substantially simultaneously if the Offer is consummated, the funding of the Debt Financing and the funding of the Equity Financing will also occur substantially simultaneously.

Therefore, in the case that the Offer is consummated, each of the requirements set forth in the Staff’s comment above will be satisfied, as disclosed in the Offer to Purchase.

In addition, the Filing Persons respectfully submit that while the Offer to Purchase states that the completion of the Merger is subject to the satisfaction or waiver of a number of conditions, including the acquisition of certain governmental regulatory approvals, the satisfaction or waiver of such conditions, including the receipt of such governmental regulatory approvals, are also conditions to the Offer Closing and under no circumstances will the Offer Closing be consummated without the satisfaction or waiver of such conditions, including the receipt of such approvals.

8.	We note your statement that the listed conditions are in addition to, and not a limitation of, your rights and obligations to terminate the offer pursuant to the merger agreement. Please revise your disclosure to include all conditions to the offer in this section.

Response:

The Filing Persons confirm that all conditions to the Offer are disclosed in Section 15 — “Certain Conditions of the Offer.” The Filing Persons further acknowledge that the Offer may only be terminated upon the failure of a condition.

In addition, for purposes of clarification, the Filing Persons have amended and supplemented the text on page 53 of the Offer to Purchase by adding the below sentence to the end of the second full paragraph of Section 15 — “Certain Conditions of the Offer”:

“Such rights and obligations to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement are described above under Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — The Offer.”

9.

We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than

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wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Response:

The Filing Persons confirm their understanding that if an Offer condition is triggered and the Filing Persons determine to proceed with the Offer anyway, such determination would amount to a waiver of the triggered condition. The Filing Persons confirm their understanding that depending on the materiality of the waived condition and the number of days remaining in the Offer, the Filing Persons may be required to extend the Offer and circulate new disclosure. In addition, the Filing Persons confirm their understanding that when a condition is triggered by events that occur prior to the expiration of the Offer, the Filing Persons should promptly inform holders of how the Filing Persons intend to proceed, rather than wait until expiration of the Offer, unless satisfaction of the particular condition may be determined only upon expiration of the Offer.

* * *

Please be advised that, in connection with the Comment Letter and the Filing Persons’ responses thereto, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 845-1222.

Best regards,

/s/ Jonathan M. Grandon, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

cc:	Ronald Cami, General Counsel, TPG Capital, L.P.
C. William Baxley and John D. Capers, Jr., King & Spalding LLP
Joshua H. Levine, President and Chief Executive Officer, Immucor, Inc.